02033559

Valspar
1101 South Third Street, Minneapolis, MN 55415
P.O. Box 1461, Minneapolis, MN 55440
612.332.7371
Fax: 612.375.7723

June 30, 2002

Securities and Exchange Commission
Branch of Filings and reports
450 Fifth Street N. W.
Washington DC 20549

Re. Valspar (Commission File 1-3011
11-k filings of Employee Benefit Plans
December 31, 2001

To whom it may concern:

In accordance withy the Securities and Exchange Commission requirements, we are filing Form 11-K for the Valspar Corporation's (Commission file Number 1-3011) following benefit Plans:

- The Valspar Corporation 401(K) Employee Stock ownership for Hourly Employees.
- The Valspar Corporation 401(K) Employee Stock Ownership for Salaried Employees
- The Valspar Profit Sharing Retirement Plan.

As required by the S.E.C. we are also attaching foe=r every Plan, Audited statements of financial condition for the latest two fiscal years of the Plans and Audited statements of income and changes in equity, for each of the Plans.

If there are any questions please feel free to contact me at (612) 375-7735. Thanks very much in advance for your time and attention in processing these filings.

Best Regards!

Joe Baraibar
Corporate Reporting Manager
The Valspar Corporation

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL INSTRUCTIONS

A. *Rule as to Use of Form 11-K.*

This Form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This Form also shall be used for transition reports filed pursuant to Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to Section 13(a) or 15(d) of the Exchange Act. However, attention is directed to Rule 15d-21 (§240.15d-21), which provides that in certain cases the information required by this Form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this Form shall be filed within 90 days after the end of the fiscal year of the plan, *provided that* plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B. *Application of General Rules and Regulations.*

(a) The General Rules and Regulations under the Exchange Act contain requirements applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this Form.

(b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 (§240.12b-2) should be especially noted. See also Regulation 15D.

(c) Four complete copies of each report on this Form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C. *Preparation of Report.*

This Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (§240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 (§240.12b-13).

D. *Incorporation of Information in Report to Employees.*

Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this Form, provided such financial statements substantially meet the requirements of this Form and provided that such document is filed as an exhibit to this report on Form 11K.

E. *Electronic Filers.*

(a) Reports on this Form may be filed either in paper or in electronic format, at the filer's option. *See* Rule 101(b)(3) of Regulation S-T (§232.101(b)(3) of this chapter).

(b) Financial Data Schedules are not required to be submitted in connection with annual reports on this form. *See* Item 601(c)(1) of Regulations S-K and S-B (§229.601(c)(1) and §228.601(c)(1), respectively).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended 12/31/01

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ______________________ to ______________________

Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar 401(k)Employee Stock Ownership for Hourly Employees
The Valspar 401(k)Employee Stock Ownership for Salaried Employees
The Valspar Profit Sharing Retirement Plan

Date 6/30/02

(Signature) *
Gary E. Gardner
Vice President - Human Resources & Publ. Affairs

*Print name and title of the signing official under the signature.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2001 and 2000 and October 27, 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and October 27, 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 27, 2002

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000	October 27, 2000
ASSETS:			
Investments (Note 3) -			
Interest in The Valspar Corporation Master Trust	$ 39,924,953	$ 31,594,477	$ 25,247,542
Receivables:			
Employee contributions		147,402	214,220
Employer contributions		60,936	88,721
NET ASSETS AVAILABLE FOR BENEFITS	$ 39,924,953	$ 31,802,815	$ 25,550,483

See notes to financial statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	Two-Month Period Ended December 31, 2000	Year Ended October 27, 2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Employee contributions (Note 2)	$ 2,591,286	$ 319,442	$ 2,359,645
Employer contributions (Note 2)	1,071,740	132,926	1,609,239
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	7,028,828	6,075,344	(3,404,424)
	10,691,854	6,527,712	564,460
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Dividend payments to participants			468,674
Benefit payments:			
Valspar Stock Fund:			
In cash			618,041
In stock	2,500,571	92,312	1,502,273
McWhorter Stock Fund-			
In stock			41,136
Loan origination fees (Notes 2 and 4)			7,894
Other	10,143	4,440	181,492
	2,510,714	96,752	2,819,510
NET INCREASE (DECREASE)	8,181,140	6,430,960	(2,255,050)
TRANSFER TO THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES	(59,002)	(178,628)	(459,261)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	31,802,815	25,550,483	28,264,794
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 39,924,953	$ 31,802,815	$ 25,550,483

See notes to financial statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001, THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2000, AND THE YEAR ENDED OCTOBER 27, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) are maintained on the accrual basis.

Investments are stated at current fair value as determined by Wells Fargo Bank, N.A. (Wells Fargo) and Fidelity Management Trust Company (Fidelity) (the trustees), which hold the various investments. The trustees value securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date.

Benefits paid to participants in shares of The Valspar Corporation (the Company) or in shares of McWhorter Technologies, Inc. (McWhorter) are valued at fair value at the date paid. Participants may no longer receive distributions of McWhorter common stock pursuant to the change in trustee on May 1, 2000 (see Note 3).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6% of the employee's contribution (to a maximum match of 3% of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. The Company did not declare a performance match for the years and period ended December 31, 2001, December 31, 2000, and October 27, 2000. Participants must complete one year of service and be employed by the Company on the last day of the plan year to share in the Company's contributions to the Plan. Employee contributions vest immediately, and company contributions vest only after five years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested). The Company has the right under the Plan to terminate the Plan and discontinue such contributions at any anniversary date. All net assets of the Plan are held for the exclusive benefit of the participants or their beneficiaries.

Until May 1, 2000, contributions were to be primarily invested in common stock of the Company. Cash dividends earned on plan shares were paid out to the plan participants. The common stock of McWhorter was not a current investment option of the Plan (see Note 7). Only participants who had attained age 55 and had ten years of participation in the Plan were able to diversify a portion of their interest into investments other than common stock of the Company.

On May 1, 2000, the Company transferred the investments of the Plan from Wells Fargo to Fidelity (see Note 3). Participants currently have the option to allocate plan contributions among seven investment options, including the common stock of the Company. Holdings of the Company's stock within the Plan at May 1, 2000 were frozen, and participants have the option to diversify these holdings upon attaining age 55 and completing ten years of participation in the Plan. Holdings of McWhorter stock were liquidated and the proceeds from the liquidation were reinvested in the Valspar Stock Fund.

Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Forfeitures resulting from the termination of plan participants with less than 100% vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $66,630, $2,346, and $38,140 in the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000, respectively.

As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid through after-tax payroll deductions. The loan balance at December 31, 2001 and 2000, and October 27, 2000 is $1,779,922, $1,520,275, and $1,448,578, respectively. These loans are part of the Plan's interest in The Valspar Corporation Master Trust (the Master Trust).

The Plan was amended on October 27, 2000 to change the Plan's fiscal year-end to December 31.

Dividends are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by the Master Trust totaled $2,778,957, $0, and $2,740,132 in the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000, respectively. For the year ended December 31, 2001, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $613,544 on the master trust level.

3. INVESTMENTS

All assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Until May 1, 2000, Wells Fargo served as trustee of the Master Trust. During this time, participants in the Plan were able to invest in the Company's common stock. McWhorter common stock was not available as an investment option (see Note 7). The Principal Protection Fund, Positive Return Fund, and Equity Fund were available for diversification purposes only to plan participants who had attained age 55 and completed ten years of participation in the Plan. These participants then were able to change their investment options quarterly and could allocate their account balance among one or more of the investment options in increments of 5%.

On May 1, 2000, the assets of the Master Trust were transferred to Fidelity, serving as the current trustee. Additional investment options were added, and participants in the Plan could choose among seven investment options: the Fidelity Diversified International Fund; the Fidelity U.S. Equity Index Pool; the Fidelity Managed Income Fund II; the Peregrine Positive Return Fund; the Wells Fargo Small Company Growth Fund I; the Alliance Growth Fund; and the Valspar Stock Fund. During 2001, Fidelity added two more investment options: Fidelity Managed Income Portfolio II, which replaced the Fidelity Managed Income Fund II, and Putnam International Growth Fund A. The Peregrine Positive Return Fund is managed by Peregrine Capital Management and is held in a subtrust at Wells Fargo as a component of the Master Trust. The Alliance Growth Fund is managed by Alliance Capital and is also held in a subtrust at Wells Fargo as a component of the Master Trust. Participants may change their investment elections and allocations daily in 1% increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 11.8%, 9.6%, and 8.5% on December 31, 2001 and 2000, and October 27, 2000, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	Year Ended December 31, 2001	Two-Month Period Ended December 31, 2000	Year Ended October 27, 2000
Fidelity Diversified International Fund:			
Cash equivalents	$ 101,813	$ 164,110	$ 141,238
Common stock/equities	1,561,712	1,655,690	1,424,924
Bonds	44,867	1,823	1,569
Convertible securities	17,256	1,823	1,569
	1,725,648	1,823,446	1,569,300
Fidelity U.S. Equity Index Pool:			
Cash equivalents	326,400		
Common stock/equities	20,606,702	25,110,413	25,538,686
Bonds	65,280		
Convertible securities	761,599		
	21,759,981	25,110,413	25,538,686
Wells Fargo Principal Protection Fund/ Fidelity Managed Income Fund II:			
Cash equivalents		1,760,281	1,700,615
Investment contracts/fixed income securities		20,521,758	19,826,154
		22,282,039	21,526,769
Peregrine Positive Return Fund:			
Cash equivalents	3,440,224	3,401,594	3,122,843
U.S. government securities	7,005,547	6,926,882	6,194,287
Corporate bonds and debentures	1,876,486	1,855,415	1,675,078
Accrued income	187,649	185,541	127,686
	12,509,906	12,369,432	11,119,894
Wells Fargo Small Company Growth Fund I:			
Cash	967,194	1,224,325	1,236,323
Common stock	21,369,860	23,262,173	23,490,143
	22,337,054	24,486,498	24,726,466
Alliance Growth Fund:			
Cash equivalents	849,349	3,134,139	3,283,907
Common stock	46,372,560	58,130,258	62,575,498
Net amounts payable for pending settlements		(107,082)	(115,022)
Accrued income	227,758	32,431	34,993
	47,449,667	61,189,746	65,779,376
Putnam International Growth Fund:			
Cash equivalents	12,534		
Common stock	111,563		
	124,097		
Fidelity Managed Income Portfolio II:			
Cash equivalents	237,348		
Convertible securities	2,195,468		
Investment contracts/fixed income securities	27,235,668		
	29,668,484		
Valspar Stock Fund:			
Profit sharing plan	42,987,848	40,926,045	30,828,189
401(k) ESOP	155,148,418	138,340,098	113,638,622
	198,136,266	179,266,143	144,466,811
Loan Fund:			
Profit sharing plan	82,081	99,880	76,995
401(k) ESOP plans	3,385,265	2,686,466	2,588,700
	3,467,346	2,786,346	2,665,695
Total Master Trust	$ 337,178,449	$ 329,314,063	$ 297,392,997

The net investment fund gain (loss) of the Master Trust is as follows:

	Year Ended December 31, 2001	Two-Month Period Ended December 31, 2000	Year Ended October 27, 2000
Fidelity Diversified International Fund:			
Dividends	$ 908	$ 99,881	
Net loss on sale of assets	(54,762)	(10,959)	$ (5,939)
Unrealized asset depreciation	(197,147)	(44,299)	(150,393)
	(251,001)	44,623	(156,332)
Fidelity U.S. Equity Index Pool:			
Interest			897
Net loss on sale of assets	(388,500)	(52,773)	(9,011)
Unrealized asset depreciation	(2,585,336)	(980,798)	(1,540,136)
	(2,973,836)	(1,033,571)	(1,548,250)
Wells Fargo Principal Protection Fund/Fidelity Managed Income Fund II:			
Interest	962,913		43,349
GIC interest		219,107	698,760
Net gain on sale of assets			764,945
Unrealized asset depreciation			(69,698)
	962,913	219,107	1,437,356
Peregrine Positive Return Fund:			
Interest			(10,915)
Net gain on sale of assets	21,568	8,513	337,812
Unrealized asset appreciation	38,651	543,451	841,933
	60,219	551,964	1,168,830
Wells Fargo Small Company Growth Fund I:			
Interest			898
Dividends		5,172,655	
Net (loss) gain on sale of assets	(2,849)	(4,930)	418,063
Unrealized asset appreciation (depreciation)	199,449	(6,155,033)	(2,201,361)
	196,600	(987,308)	(1,782,400)
Alliance Growth Fund:			
Interest			2,695
Net loss on sale of assets	(1,120,153)	(310,146)	(109,239)
Unrealized asset depreciation	(7,225,432)	(5,714,253)	(9,348,300)
	(8,345,585)	(6,024,399)	(9,454,844)
Equity Fund:			
Interest			4,722
Net gain on sale of assets			2,035,439
Unrealized asset appreciation			15,421,305
			17,461,466
Putnam Growth Fund -			
Unrealized asset appreciation	605		
	605		
Fidelity Managed Income Portfolio II -			
Interest	499,193		
Valspar Stock Fund:			
Interest	38,807		13,193
Dividends	613,544		2,740,132
Net gain on sale of assets	1,663,645	5,119,962	3,112,293
Unrealized asset appreciation (depreciation)	35,710,639	31,403,687	(27,515,658)
	38,026,635	36,523,649	(21,650,040)

	Year Ended December 31, 2001	Two-Month Period Ended December 31, 2000	Year Ended October 27, 2000
McWhorter Technologies, Inc. common stock:			
Interest			$ 277
Net gain on sale of assets			2,781,854
			2,782,131
Loan Fund:			
Interest from profit sharing plan	$ 6,605	$ 1,248	3,540
Interest from 401(k) ESOP plans	286,776	44,196	55,496
	293,381	45,444	59,036
Total Master Trust investment gain (loss)	$ 28,469,124	$ 29,339,509	$ (11,683,047)

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees paid until May 1, 2000 for trustee, record-keeping, and other services rendered by parties-in-interest were paid directly by the Company. Effective May 1, 2000, the Company continued to pay all record-keeping and trustee fees, but investment management fees were withheld from the performance return of each investment fund. Origination fees for participant loans are charged to the participants' individual accounts.

During the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000, the Master Trust purchased 270,841, 98,700, and 709,195 shares of common stock of the Company at a cost of $8,939,905, $2,980,171, and $21,651,089, respectively. Dividends on common stock of the Company received by the Master Trust totaled $278,957, $0, and $2,740,132 in the year ended December 31, 2001, the two-month period ended December 31, 2000, and the year ended October 27, 2000, respectively. These transactions are exempt party-in-interest transactions.

5. INCOME TAX STATUS

The Plan obtained its latest determination letter on January 9, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended following receipt of the determination letter. The plan sponsor will take all action necessary, if any, to maintain the Plan's qualified status.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

7. MCWHORTER TECHNOLOGIES, INC. TRANSACTION

On April 29, 1994, the Company's stockholders of record as of April 15, 1994 (including plan participants with a portion of their account balance invested in the Company's common stock as of that date) received a stock dividend of one share of McWhorter common stock for every two shares of the Company's common stock held.

Until May 1, 2000, the common stock of McWhorter was not a current investment option of the Plan, and plan participants were not allowed to increase the allocation of their account balance to McWhorter common stock. Participants were allowed to make a one-time election, at any time before May 1, 2000, to liquidate all of their shares of McWhorter common stock. Proceeds from liquidation were reinvested in the participants' accounts based on their existing election options.

On May 1, 2000, the remaining common stock of McWhorter was liquidated pursuant to the transfer of the Master Trust assets from Wells Fargo to Fidelity (see Note 3). Proceeds from the liquidation were reinvested in the Valspar Stock Fund.

8. SUBSEQUENT EVENT

Effective January 1, 2002, the Plan was amended to update the vesting from a five-year cliff to three-year cliff schedule.

Exhibit 23

INDEPENDENT ACCOUNTANTS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-46865 and 33-51222) of Valspar Corporation of our report dated June 27, 2002 relating to the financial statements of the Valspar 401(K) Employee Stock Ownership Plan for Hourly Employees for the year ended December 31, 2001, which appears in this Form 11-K

Deloitte + Touche LLP

Minneapolis, Minnesota
June 27, 2002

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

Financial Statements for the Year Ended December 31, 2001, the Two-Month Period Ended December 31, 2000, and the Year Ended October 27, 2000 and Independent Auditors' Report